Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Fiscal Year Ended August 31,						Last Twelve Months Ended May 31, 2007
	2004		2005		2006
FIXED CHARGES
Interest expensed and capitalized	$21,445		$24,661		$24,645		$24,990
Amortized premiums related to indebtedness	925		1,385		1,429		1,373
Estimate of interest within rental expense	4,333		10,547		9,970		9,958
Total Fixed Assets	$26,703		$36,593		$36,044		$36,321
EARNINGS
ADD
Pretax income from continuing operations before minority interest in consolidated subsidiaries or income from equity investees	$18,795		$16,812		$108,463		$92,477
Fixed charges	26,703		36,593		36,044		36,321
TOTAL ADJUSTMENT EARNINGS	$45,498		$53,405		$144,507		$128,798
RATIO OF ADJUSTED EARNINGS TO FIXED CHARGES	1.7	x	1.5	x	4.0	x	3.5	x

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